FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of July 2004

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|    No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GROHE Aktiengesellschaft
                                                  (Registrant)


01 July 2004                             By: /s/ Detlef Spigiel
                                             ------------------------------
                                             Name:  Detlef Spigiel
                                             Title: Technical Executive Director


01 July 2004                             By: /s/ Heiner Henke
                                             ------------------------------
                                             Name:  Heiner Henke
                                             Title: Principal Accounting Officer

                        [LOGO OF GROHE WATER TECHNOLOGY]


PETER KORFER-SCHUN ANNOUNCES THAT HE WILL BE LEAVING GROHE
----------------------------------------------------------


Hemer, 28 June 2004. The Chief Executive Officer (CEO) of GROHE, Peter Korfer-Schun, has announced that he will be leaving the company on August 31. The 59-year old, who has been a member of the board for 13 years, wishes to hand over responsibility to the next manager generation. "The Grohe group is in excellent condition and I am handing over a company ideally set up for the future. Now is the right time to call upon a young successor who can implement the strategy of the new owners in the mid and long-term. My personal plans are not compatible with this task", says Korfer-Schun who will turn 60 in spring of 2005. On May 28, a syndicate headed by Texas Pacific Group and Credit Suisse First Boston had taken over the company shares from the BC Partners funds.

Peter Korfer-Schun shaped an extraordinary successful period in Grohe company history. The "Water Technology" business system was created under his responsibility in the 90s which established Grohe as a world brand. Turnover in the year 1993 rose from 451 million years annually to 885 million euros in 2003. In the meantime about 76% of the turnover is being made abroad. All over the world the Grohe brand is seen as a symbol of quality and design.

The new owners Texas Pacific Group and Credit Suisse First Boston Private Equity regretted Peter Korfer-Schun's decision; however, they expressed their understanding and respect for his arguments and hope that he will be cooperating closely with the supervisory board. "Peter Korfer-Schun is an exceptional entrepreneur and personality. The company and its associates are greatly indebted to him. He has turned Grohe into a real Global Player", says Stephen Peel, Partner of the Texas Pacific Goup. "We have great respect for Mr Korfer-Schun and expect him to provide us with his active advice and support in the supervisory board in the future, too", adds Colin Taylor, managing director of Credit Suisse First Boston Private Equity.